Exhibit 99.1

01 October 2002

SIX CONTINENTS PLC
TRADING UPDATE

Six Continents PLC today announces that trading in the year to September 2002 is in line with expectations.

In Hotels, our results represent an improving performance within what has remained a weak market. Our increased focus on sales and marketing earlier in the year has led to many of our brands improving their relative performance and outperforming their respective markets over the summer.

We remain cautious as to the extent and timing of any recovery in the hotel market. Nevertheless, we are continuing to make both capital and revenue investments in the business to ensure we gain maximum benefit from any improvement in the market.

In Retail we have achieved good profits growth, continued to gain market share and have defended operating margins despite significant regulatory cost increases. Excellent sales growth has been achieved in food, wine, soft drinks and accommodation.

The brand conversion strategy for the estate continues to drive strong sales and profits uplifts. A strong performance in suburban pubs and restaurants was partially offset by difficult trading conditions in London, and a competitive high street.

Britvic, our Soft Drinks business, has again been very successful, increasing both market share and profits.

HOTELS

In all regions RevPAR (revenue per available room) performed better in the second half of the year to 31 August 2002 than in the first half.

RevPAR variance to last year

	11 months to Aug 2002	H2 (to Aug2002)	H2 v H1 (% pts)
Americas:
InterContinental Owned & Leased	–16.5%	–4.2%	20.9%
Crowne Plaza Owned & Leased	–21.9%	–16.2%	10.7%
Holiday Inn – total system	–8.6%	–4.4%	8.4%
Holiday Inn Express – total system	–1.8%	0.1%	3.8%

EMEA:
InterContinental Owned & Leased	–16.4%	–9.9%	12.5%
Crowne Plaza Owned & Leased	–12.7%	–10.5%	4.3%
Holiday Inn – total system	–4.1%	0.3%	8.1%
Holiday Inn Express – total system	7.1%	8.7%	2.6%

In the Americas our newly renovated InterContinental hotels have outperformed the market in the key cities in which they operate. The total owned Americas InterContinental RevPAR is down only 4.2% in the second half to 31 August.

In the same period, Holiday Inn Express continued to outperform its relative market with RevPAR up 0.1%, while Holiday Inn continues to perform in line with its relative market with RevPAR down -4.4%, demonstrating the strength and resilience of our mid-scale brands despite our exposure to the business travel market.

Our EMEA mid-scale brands had a strong performance with total system RevPAR for Holiday Inn and Holiday Inn Express up 0.3% and 8.7% respectively in the second half to 31 August. The investment in marketing, sales and IT in Holiday Inn UK which we outlined at our Interim results is now beginning to yield benefits. Holiday Inn UK outperformed its relative market over the summer even though some 1,600 rooms were being refurbished.

However, in our EMEA upscale hotels, RevPAR remained depressed due to the high dependency on US guests. RevPAR for owned and leased InterContinental and Crowne Plaza hotels was down 9.9% and 10.5% respectively in the second half to 31 August.

September remains a very important month for our hotel business, accounting for between 10% and 15% of annual profits. The first two weeks of September were poor compared with last year but this pattern was reversed in the second two weeks due to easier comparables.

September Weekly RevPAR variance versus last year

	Week 1	Week 2	Week 3	Week4
Americas:
InterContinental – Owned & Leased	–0.3%	–11.4%	144.2%	160.3%
Crowne Plaza – Owned & Leased	–14.2%	–22.0%	13.6%	21.5%
Holiday Inn – managed & franchised	–13.0%	–3.2%	26.4%	17.0%
Holiday Inn Express – managed & franchised	–10.0%	–0.2%	16.6%	7.5%

EMEA:
InterContinental Owned & Leased	11.6%	–15.3%	13.4%	33.1%
Holiday Inn UK	–6.9%	–10.9%	–3.0%	1.8%

Near-term supply growth in the US is falling. Our pipeline, despite this considerable slowdown in the market, stands at over 60,000 rooms.

Having accelerated work on the South Tower in Chicago, the US InterContinental renovation programme is now complete. In Europe three hotels have yet to be refurbished with the Mayfair, where we are building around 80 further rooms, closing this December and re-opening in June 2004.

In Holiday Inn UK the refurbishment programme proceeds with 1,600 rooms now completed.

Hotel costs have been tightly controlled during the year, although we continue to invest more in sales and marketing to drive revenues for the short and medium term.

RETAIL

Overall sales have grown in the year by over 5% with drink sales up by over 4% and food up nearly 10%. As a result sales per outlet have risen to £14,200 per week and total invested like for like sales are up 2.0%.

Despite an estimated £19 million increase in regulatory driven costs, we have defended margins through increased staff productivity, purchasing gains and above inflation pricing. As a result of this year’s pricing policy we have deliberately foregone some volume in order to protect margins. As a consequence of this, and the effects of the poor summer as compared to last year, core uninvested outlets like for like sales are down 1.5%.

Our brands continue to add substantial value to the sites we are converting. When compared to the last year under the previous owners, average sales uplifts remain around 40% on the 401 ex-Allied sites converted so far. 138 ex-Allied sites have been converted in the year, out of 198 conversions in the total estate. 75% of these conversions have been to our suburban brands and formats. We have a further development pipeline of some 500 sites from which we can continue to generate strong investment returns.

SOFT DRINKS

Turnover in Britvic Soft Drinks rose by over 4.5% in the year. Strong business controls have led to profit growth in the year of over 10%.

DEBT

We expect the year end debt position of the Group to be around £1.3 billion.

2002/3 GUIDANCE

The following factors that may influence the financials in 2003 have been given in order to assist with modelling forecasts:

•	As before, we remain cautious as to the extent and timing of the hotel recovery.
•	A 1% change in RevPAR would impact full year operating profits in the Americas and EMEA by $8 million and $12 million respectively, before a movement in associated costs.
•	Having recently upgraded the InterContinental properties, we will substantially increase our marketing spend on the brand next year, as well as making service improvements to enhance the guest experience. This, combined with the substantial IT developments we have implemented in Holidex, HIRO, and our Property Management Systems means that we will incur additional costs of $30 million next year.

•	We expect the development pipeline in Retail amounting to some 500 sites to be converted steadily over the next 3 years.
•	As stated at our Interim results we expect regulatory-driven cost increases in the Retail business to be an additional £9 million in the forthcoming financial year.

•	As a result of our hedging policy, matching assets with debt in the same currency, a movement of 1% in the dollar to sterling exchange rate affects profit before tax by approximately £1 million. A movement of 1% in the Euro to sterling exchange rate has a neutral effect on profit before tax.

•	On the assumption that the Accounting Standards Board will finalise its proposal to defer the implementation of FRS 17 to 2005, the group will continue to account for pensions under SSAP 24. However, the pension charge for 2002/03 is expected to be around £17m higher than the current year reflecting the results of the actuarial valuation in March 2002. Although the pension funds were fully funded on an actuarial basis at that time, the impact of the weaker equity markets combined with lower gilt yields since March 2002 means that they are now in deficit. As a result, there will be special cash contributions totalling £60 million to the pension fund, of which at least £35 million will go through in the year to September 2003.

•	Our 1998 syndicated loan facilities expire in February 2003 and we will incur new facility signing on fees, which we expect will increase the interest charge by £8 million.

— ends —

This Trading Update contains certain forward-looking statements as defined under US law (Section 21E of the Securities Exchange Act of 1934). These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts.

By their nature, forward-looking statements are inherently predictive, speculative and involve risk and uncertainty. There are a number of factors that could cause actual results and developments to differ materially from those expressed in or implied by such forward-looking statements, including, but not limited to: political and other events that impact domestic or international travel; developments in the international debt and equity markets and the related availability of credit, including as a result of changes in applicable ratings; levels of consumer and business spending in major economies where Six Continents does business; changes in consumer tastes and preferences, levels of marketing and promotional expenditure by Six Continents and its competitors; significant fluctuations in exchange, interest and tax rates; the effects of the proposed separation of the hotels and drinks business and the retail business or any future business combinations, acquisitions or dispositions; legal and regulatory developments, including European Union employment legislation and regulation in the leisure retailing industry in countries in which Six Continents operates; the ability of Six Continents to maintain appropriate levels of insurance; and changes in the cost and availability of raw materials, key personnel and changes in supplier dynamics.

Other factors that could affect the business and the financial results are described in Item 3 Key Information – Risk Factors in the Six Continents Form 20-F for the financial year ended 30 September 2001 filed with the United States Securities and Exchange Commission

For further information please contact:

Mark Rigby, Corporate Affairs	+44 (0)20 7409 8105
Alastair Scott, Investor Relations	+44 (0)20 7355 6532

Notes to editors:

Six Continents is a leading global hospitality group with over 3,300 hotels across nearly 100 countries and territories and over 2,000 restaurants and bars in the UK and Germany.

–	Six Continents Hotels is a leading global hotel group whose brands include InterContinental Hotels and Resorts, Crowne Plaza Hotels and Resorts, Holiday Inn, Express by Holiday Inn and Staybridge Suites. It owns, operates or franchises more than 3,300 hotels and over 515,000 guest rooms in nearly 100 countries and territories around the world.

–	Six Continents Retail is the UK's leading managed pubs, bars and restaurant group with over 2,000 outlets including brands such as Vintage Inns, Harvester, Toby, Browns, All Bar One, It's A Scream, O'Neill's, Edwards, Ember Inns and Goose.

–	Britvic Soft Drinks is one of the leading UK producers and distributors of branded soft drinks with brands such as Tango, Robinsons, Britvic and the UK franchise for Pepsi.

Please refer to www.sixcontinents.com for more information on the company, including press releases.

RevPAR by Region, Ownership & Brand (Quarter Ended June 2002)

	Occupancy %		ADR (US$)		RevPAR (US$)
	Actual	Growth % Pts	Actual	Growth %	Actual	Growth %
OWNED & LEASED
Americas
InterContinental	65.0%	0.4%	166.25	–10.3%	107.99	–9.7%
Crowne Plaza	71.0%	–4.4%	116.28	–3.3%	82.59	–8.9%
Holiday Inn	65.5%	–1.3%	76.03	–6.1%	49.80	–8.0%
Staybridge	70.1%	–4.3%	85.84	–2.6%	60.18	–8.2%

EMEA
InterContinental	68.5%	–4.5%	158.31	–6.1%	108.51	–11.9%
Crowne Plaza	70.0%	–7.1%	104.45	–2.0%	73.08	–11.0%
Holiday Inn	69.5%	–3.2%	89.99	–2.6%	62.53	–7.0%
Express	53.8%	–7.2%	55.82	–2.9%	30.05	–14.4%

Asia Pacific
InterContinental	61.8%	–4.6%	134.05	–14.0%	82.78	–20.0%
Crowne Plaza	65.3%	0.5%	75.64	–7.7%	49.37	–7.0%
Holiday Inn	73.8%	–3.3%	57.49	0.2%	42.43	–4.0%

MANAGED
Americas
InterContinental	50.6%	–6.1%	130.65	–6.1%	66.10	–16.2%
Crowne Plaza	65.3%	–0.9%	110.18	–11.0%	71.95	–12.3%
Holiday Inn	66.5%	–4.9%	81.26	–6.2%	54.04	–12.6%
Express	65.7%	3.9%	84.93	–15.0%	55.79	–9.6%

EMEA
InterContinental	55.5%	–0.4%	131.01	3.8%	72.66	3.0%
Crowne Plaza	72.4%	–0.5%	104.37	–1.6%	75.55	–2.3%
Holiday Inn	56.2%	–1.4%	64.41	2.7%	36.22	0.2%
Express	56.6%	0.5%	58.22	8.9%	32.95	9.8%

Asia Pacific
InterContinental	63.8%	–6.7%	131.18	0.7%	83.70	–8.9%
Crowne Plaza	63.4%	–3.7%	58.24	0.9%	36.95	–4.6%
Holiday Inn	69.2%	1.3%	51.33	–0.1%	35.50	1.8%
Express	60.6%	5.1%	63.65	–3.2%	38.56	5.7%

RevPAR by Region, Ownership & Brand (Quarter Ended June 2002)

	Occupancy %		ADR (US$)		RevPAR (US$)
	Actual	Growth % Pts	Actual	Growth %	Actual	Growth %
FRANCHISED
Americas
InterContinental	51.1%	2.9%	104.10	–11.9%	53.18	–6.6%
Crowne Plaza	55.9%	–8.4%	106.64	7.4%	59.59	–6.6%
Holiday Inn	64.2%	–1.7%	79.64	–2.2%	51.16	–4.7%
Express	66.7%	–0.2%	72.81	–0.7%	48.59	–0.9%
Staybridge	66.7%	9.6%	82.56	–1.1%	55.09	15.5%

EMEA
InterContinental	72.3%	27.7%	80.17	–0.3%	57.99	61.6%
Crowne Plaza	61.6%	–4.7%	106.81	–0.5%	65.84	–7.5%
Holiday Inn	66.9%	0.9%	72.32	0.3%	48.40	1.6%
Express	72.2%	1.7%	71.56	4.6%	51.63	7.1%

Asia Pacific
InterContinental	73.9%	–0.2%	129.20	–6.8%	95.42	–7.0%
Crowne Plaza	71.6%	–3.2%	89.70	10.5%	64.23	5.7%
Holiday Inn	64.7%	–1.0%	57.08	–6.5%	36.94	–7.9%
Express	62.8%	–3.9%	54.16	6.9%	34.03	0.5%

TOTAL
Americas
InterContinental	55.1%	–0.8%	134.38	–9.1%	74.04	–10.3%
Crowne Plaza	59.5%	–6.4%	108.54	–	64.59	–9.6%
Holiday Inn	64.5%	–1.9%	79.74	–2.6%	51.39	–5.4%
Express	66.7%	–0.1%	72.92	–0.8%	48.65	–1.0%
Staybridge	68.3%	2.0%	84.15	–2.4%	57.50	0.5%

EMEA
InterContinental	60.5%	0.1%	137.51	–1.5%	83.22	–1.3%
Crowne Plaza	67.1%	–4.2%	105.33	–1.3%	70.71	–7.2%
Holiday Inn	66.4%	–0.6%	76.98	–0.5%	51.13	–1.4%
Express	69.9%	0.8%	70.02	4.3%	48.93	5.5%

Asia Pacific
InterContinental	66.8%	–4.5%	130.78	–3.5%	87.38	–9.6%
Crowne Plaza	65.3%	–3.7%	67.23	0.7%	43.93	–4.8%
Holiday Inn	68.6%	0.2%	53.38	–1.9%	36.62	–1.6%
Express	62.1%	–1.2%	57.24	4.4%	35.54	2.5%